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                                                        EXHIBIT 99(a)


                                 [letterhead]






CLEVELAND, Ohio, July 20, 1994 -- The board of directors of The
Sherwin-Williams Company declared a regular quarterly dividend of $0.14 per common share, payable on September 9, 1994 to shareholders of record August 26, 1994.

        In addition, the board of directors authorized the Company to purchase, in the aggregate, 6,000,000 shares of the Company's common stock for the treasury. The purchases will be made from time to time for general corporate purposes.



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